UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 10 July 2023

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 10 July 2023 — Result of AGM

Exhibit 99.1

10 July 2023

National Grid plc ('National Grid' or 'the Company')

Publication of AGM Results

The Company announces that the following resolutions were duly passed at the Company's 2023 Annual General Meeting ('AGM') which was held today at 11.00am at Royal Lancaster London, Lancaster Terrace, London W2 2TY.

The results of the poll for each resolution are as follows:

Resolution		Votes For	For (% of shares voted)	Votes against	Against (% of shares voted)	Votes Withheld**
1	To receive the Annual Report and Accounts	2,498,017,473	99.50	12,598,521	0.50	3,413,648
2	To declare a final dividend	2,481,895,654	98.75	31,445,932	1.25	688,376
3	To re-elect Paula Rosput Reynolds	2,408,302,147	95.87	103,695,942	4.13	2,027,919
4	To re-elect John Pettigrew	2,490,376,958	99.13	21,829,705	0.87	1,818,913
5	To re-elect Andy Agg	2,496,291,167	99.37	15,720,316	0.63	2,155,948
6	To re-elect Thérèse Esperdy	2,446,531,486	97.39	65,537,913	2.61	2,100,886
7	To re-elect Liz Hewitt	2,497,485,429	99.44	14,100,862	0.56	2,433,995
8	To re-elect Ian Livingston	2,425,991,804	96.58	85,834,931	3.42	2,193,188
9	To re-elect Iain Mackay	2,491,125,345	99.18	20,663,018	0.82	2,231,766
10	To re-elect Anne Robinson	2,490,384,836	99.16	21,096,259	0.84	2,539,207
11	To re-elect Earl Shipp	2,447,925,347	97.47	63,622,803	2.53	2,470,971
12	To re-elect Jonathan Silver	2,221,714,895	88.45	290,075,736	11.55	2,229,122
13	To re-elect Tony Wood	2,466,041,556	98.18	45,805,613	1.82	2,169,786
14	To re-elect Martha Wyrsch	2,491,509,227	99.20	20,032,659	0.80	2,482,448
15	To re-appoint the auditor Deloitte LLP	2,502,370,029	99.89	2,703,078	0.11	8,952,229
16	To authorise the Audit & Risk Committee to set the auditor's remuneration	2,509,518,809	99.89	2,875,920	0.11	1,636,287
17	To approve the Directors' Remuneration Report	2,348,830,038	93.62	159,965,175	6.38	5,230,075
18	To authorise the Company to make political donations	2,446,867,357	97.76	55,966,471	2.24	11,199,292
19	To authorise the Directors to allot Ordinary Shares	2,438,918,449	97.09	73,188,621	2.91	1,923,244
20*	To disapply pre-emption rights	2,477,810,843	98.82	29,689,465	1.18	6,524,048
21*	To disapply pre-emption rights for acquisitions	2,466,495,151	98.29	42,817,390	1.71	4,700,478
22*	To authorise the Company to purchase its own Ordinary Shares	2,484,643,806	98.96	26,225,648	1.04	3,151,802
23*	To authorise the Directors to hold general meetings on 14 clear days' notice	2,329,627,785	92.72	182,977,015	7.28	1,416,090

*Special resolution
**A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.
The percentage of Issued Share Capital voted on was 68.26%.

As required by the Listing Rules of the Financial Conduct Authority, copies of AGM resolutions numbered 20-23 (inclusive) have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Sally Kenward _______________________
Sally Kenward Senior Assistant Company Secretary

Date: 10 July 2023